UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13G

Information to Be Included in Statements Filed Pursuant to Rules 13d-1(b)(c), and (d) and
Any Amendments Thereto Filed Pursuant to Rule 13d-2
(Amendment No.  )*

Douglas Emmett, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

25960P 10 9
(CUSIP Number)

December 31, 2007
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]  Rule 13d-1(b)

[  ]  Rule 13d-1(c)

[x]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 25960P 10 9	13G	PAGE 2 OF 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only) Dan A. Emmett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,316,567
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 19,316,567
	8	SHARED DISPOSITIVE POWER 0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,316,567 (consisting of (A) an aggregate of 5,474,645 shares of Common Stock ("Shares"), of which the Reporting Person disclaims beneficial ownership of (i) 75,000 Shares owned by the Emmett Foundation, a California tax-exempt charitable organization, and (ii) except to the extent of his pecuniary interest therein, 36,638 Shares owned by Rivermouth Partners, a California limited partnership ("Rivermouth"); (B) an aggregate of 13,634,144 limited partnership units ("OP Units") of Douglas Emmett Properties, LP of which the Issuer is the sole stockholder of the general partner, and which are redeemable for an equivalent number of Shares, of which the Reporting Person disclaims beneficial ownership of (i) 492,425 OP Units owned by trusts for the Reporting Person's spouse and children,  and (ii) except to the extent of his pecuniary interest therein, 3,317,288 OP Units owned by Rivermouth; (C) 177,778 vested stock options; and (D) 30,000 vested long term incentive plan units which are convertible into OP Units (and indirectly into Common Stock) of the Issuer on a one-for-one basis).

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT SHOWN IN ROW (9) 15.6%
12	TYPE OF REPORTING PERSON IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

(a)	Name of Issuer:

Douglas Emmett, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

808 Wilshire Boulevard
Suite 200
Santa Monica, CA 90401

Item 2.

(a)	Name of Person Filing:

Dan A. Emmett

(b)	Address of Principal Business Office or, if none, Residence:

808 Wilshire Boulevard
Suite 200
Santa Monica, CA 90401

(c)	Citizenship:

USA

(d)	Title of Class of Securities:

Common Stock, par value $.01

(e)	CUSIP Number:

25960P 10 9

Item 3.  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in section 3(a)(6) of the Act.
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
(d)	☐	Investment company registered under section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

19,316,567 (consisting of (A) an aggregate of 5,474,645 shares of Common Stock ("Shares"), of which the Reporting Person disclaims beneficial ownership of (i) 75,000 Shares owned by the Emmett Foundation, a California tax-exempt charitable organization, and (ii) except to the extent of his pecuniary interest therein, 36,638 Shares owned by Rivermouth Partners, a California limited partnership ("Rivermouth"); (B) an aggregate of 13,634,144 limited partnership units ("OP Units") of Douglas Emmett Properties, LP of which the Issuer is the sole stockholder of the general partner, and which are redeemable for an equivalent number of Shares, of which the Reporting Person disclaims beneficial ownership of (i) 492,425 OP Units owned by trusts for the Reporting Person's spouse and children and (ii) except to the extent of his pecuniary interest therein, 3,317,288 OP Units owned by Rivermouth; (C) 177,778 vested stock options; and (D) 30,000 vested long term incentive plan units which are convertible into OP Units (and indirectly into common stock) of the Issuer on a one-for-one basis).

(b)           Percent of Class:

15.6%

(c)           Number of shares as to which such person has:

(i)           Sole power to vote or to direct the vote

19,316,567

(ii)           Shared power to vote or to direct the vote

0

(iii)           Sole power to dispose or to direct the disposition of

19,316,567

(iv)           Shared power to dispose or to direct the disposition of

0

Instruction:  For computations regarding securities which represent a right to acquire an underlying security, See Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Instruction:  Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ Dan A. Emmett
Signature

Dan A. Emmett, Chairman of the Board
Name/Title